Filed by Fidelity National Information Services, Inc.

Commission File No. 001-16427

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Worldpay, Inc.

Commission File No. 001-35462

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

EVENT DATE/TIME: APRIL 30, 2019 / 12:30PM GMT

OVERVIEW:

Co. reported 1Q19 adjusted EPS of $1.64.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

CORPORATE PARTICIPANTS

Gary Adam Norcross Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

James W. Woodall Fidelity National Information Services, Inc. - Corporate EVP & CFO

Peter Gunnlaugsson Fidelity National Information Services, Inc. - SVP of Corporate Finance & IR

CONFERENCE CALL PARTICIPANTS

Ashwin Vassant Shirvaikar Citigroup Inc, Research Division - Director and U.S. Computer and Business Services Analyst

Brett Richard Huff Stephens Inc., Research Division - MD

Darrin David Peller Wolfe Research, LLC - MD & Senior Analyst

David John Koning Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst

David Mark Togut Evercore ISI Institutional Equities, Research Division - Senior MD

Georgios Mihalos Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Glenn Edward Greene Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Jeffrey Brian Cantwell Guggenheim Securities, LLC, Research Division - VP and Analyst

Tien-Tsin Huang JP Morgan Chase & Co, Research Division - Senior Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the FIS First Quarter 2019 Earnings Conference Call. (Operator Instructions) As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Pete Gunnlaugsson. Please go ahead.

Peter Gunnlaugsson - Fidelity National Information Services, Inc. - SVP of Corporate Finance & IR

Thank you, Greg. Good morning, everyone, and welcome to FIS’ First Quarter 2019 Earnings Conference Call.

Turning to Slide 2. Gary Norcross, Chairman, President and Chief Executive Officer, will begin today’s call with company highlights for the quarter; woody Woodall, Chief Financial Officer, will continue with the financial results for the quarter. This conference call is also being webcasted with today’s news release and corresponding presentation available on our website at fisglobal.com.

Turning to Slide 3. Today’s remarks will contain forward-looking statements. These statements are subject to risks and uncertainties as described in the press release and other filings with the SEC. The company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Please refer to the safe harbor language.

Turning to Slide 4. We will also be providing information with regards to our recent Worldpay announcement. As such, participants in the solicitation should also refer to additional information provided regarding regulatory filings with the SEC and how to easily obtain copies of these filings moving forward. Please note that our update today is neither an offering of securities nor a solicitation of a proxy vote. Information discussed today is qualified in its entirety by the registration statement and joint proxy statement that FIS and Worldpay has filed with the SEC.

With that, it’s my pleasure to turn the call over to Gary to discuss first quarter’s results. Gary?

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Thank you, Pete. Good morning, and thank you for joining us. I am very pleased to announce that FIS’ growth story continues. We delivered exceptionally strong results to start the year, exceeding our revenue, earnings and profitability expectations for the first quarter.

Turning to Slide 6. Our consolidated revenue growth of more than 5% was driven by a record year of sales in 2018 and continued strong sales and volumes throughout Q1. Our margins expanded significantly as a result of continued execution of our data center consolidation, operating growth and the positive impact of noncore divestitures. And we also announced our transformative deal to acquire Worldpay, which further drives growth in attractive faster-growing markets.

Clients’ spending demand for our portfolio remains especially strong, particularly for our new and modernized solutions. These factors drove another solid quarter for FIS. We saw very strong growth in new sales, which increased more than 30% on a total contract value compared to the prior year period. These factors are accelerating the overall growth and quality of our pipeline and we remain on track to exceed our sales plan for the year.

These early results, combined with our robust backlog, create very positive momentum and gives us solid confidence in achieving our full year expectations. Given this strong start, we raised our revenue guidance for the year.

Turning to Slide 7. FIS remains on the forefront of leadership by investing over 7% of the total revenue into modernizing our solutions and infrastructure to advance our clients’ future. We have capitalized on our leadership position, bringing to market digitally-driven, open and cloud-based solutions that enable our clients to more efficiently run their operations, connect with their customers and grow their businesses.

Industry analyst group, IDC, recently named FIS as a North American leader in omnichannel and digital banking solutions in 2 industry-wide rankings, underscoring the impact of these innovation-focused investments. Additionally, our API gateway Code Connect was also named as the most advanced API strategy among U.S. core banking providers by industry analyst, Aite Group. This recognition is proof of the solid progress towards executing on our strategy to deliver the most modern solutions in the industry, accelerate our data center consolidation and cloud strategy, and continually drive increased efficiency within our organization.

Turning to Slide 8. Additionally, to lead the future of finance and commerce, we are also very pleased with our recent strategic announcement to acquire Worldpay. As we discussed with you last month, this transaction is a continuation of our historically successful M&A strategy to accelerate growth, while continuing to optimize margins and leverage synergies through effective integration. This combination will provide significant revenue synergy opportunities of $500 million over 3 years.

As a reminder, the new revenue opportunities for the combined organization include expanded global offerings for merchants with innovative e-commerce solutions; deeper and broader solutions for financial institutions, such as fraud tools, payment processing and a global merchant referral network; and enhanced and innovative payment solutions creating a faster payments community for high-volume retail and high-value commercial payments.

These are just a few of immediate opportunities to drive new revenue streams which will accelerate our growth profile and organic growth trajectory. On day 1 as a combined company, we will have over $12 billion of revenue, growing organically approximately 6%.

I am pleased to share that we have received early termination of the Hart-Scott-Rodino waiting period from the Department of Justice on the Worldpay transaction. This early termination and progress in our other regulatory filings gives us strong confidence in our ability to close this transaction in Q3 of this year.

We have begun planning to meet our postclosing synergy goals. Culturally, our 2 organizations are well aligned and we are making good early progress in defining our go-forward organizational structure. Until closing, we will continue to operate as separate companies, and we will keep you informed as we move towards close.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Turning to Slide 9 for key themes. Focusing now on our segments. Our Integrated Financial Solutions segment delivered exceptional organic revenue growth of 7% and margin expansion of 160 basis points. Following strong growth results in Q4, revenue growth for this segment continues to exceed expectations as we’ll accelerate year-over-year. This outstanding growth was underpinned by onboarding of new clients resulting from the strong sales throughout 2018.

We also saw increased transaction and processing volumes as our clients continue to perform very well. Our multiyear investments in digital innovation continue to be a strong opportunity driver for us as clients of all sizes are looking to more meaningfully engage with customers and build new revenue streams for digital channels.

For example, a national cooperative bank with more than $125 billion in assets selected our Digital One solution to bring more personalized, consistent and efficient digital banking capabilities to its small business customers in the U.S.

In addition, a $20 billion U.S. community institution, who is upgrading to our modern FIS core platform, will leverage Digital One to enable omnichannel sales and service capabilities within its branches and self-service digital channels. This multiyear agreement is a key success factor in the bank strategy to transform and modernize its banking environment and services.

Our IFS payments division also drove very strong growth again this quarter. This growth was underpinned by the combination of new client logos, coupled with strong transaction and processing volumes. We are also seeing exceptionally strong demand in adoption for our loyalty solutions. For example, we are successfully expanding our loyalty-as-a-currency offering into new consumer-based markets, including retail and restaurants.

As noted last quarter, our innovative mass enablement strategy is bringing new capabilities to our clients through our one-to-many deployment model. Our robust Q1 results and strong pipeline give us confidence this will continue to be a strong growth driver for IFS.

In summary, the spend environment and our IFS segment remains healthy. We are successfully capitalizing on new opportunities which are expanding and strengthening our already robust business.

Our Global Financial Solutions segment results in Q1 exceeded plan due to very strong sales, delivering organic revenue growth of more than 2% and margin expansion of nearly 300 basis points. These sales results will translate to accelerated reoccurring revenue growth for the remainder of the year and into 2020.

Revenue growth for our GFS banking and payments division grew almost 10% organically. Much of this growth was driven by increased transaction and processing volumes from new logos and expanded relationships with current clients. For example, a European subsidiary of a global financial services powerhouse expanded its relationship with us by selecting FIS as its multiyear payment processing and loan origination partner to support its geographic expansion.

We also expanded our long-term relationship with a global card brand, accelerating our ability to support cross-border business-to-business payments. These wins underscore our ability to leverage our broad banking and payments portfolio with local market expertise to solve market-specific challenges.

Our investments in risk and compliance solutions continue to drive new meaningful revenue opportunities. We are seeing good demand to help organizations more easily comply with the new consolidated audit trail industry requirement to track orders throughout their life cycle for reporting of U.S. equities and options. As a result of that demand, we expanded our relationship with 3 large global financial services providers during the quarter by entering into new agreements for our [Prodigit] solution.

We are very pleased with our pipeline strength and growth trajectory of our GFS business. Like the IFS environment, investment spend within the GFS markets remains healthy. We are confident in our ability to turn opportunities into closed wins at an accelerated pace.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

We recently hosted more than 3,000 attendees at the first of our 3 large product conferences. The drive to modernize, realize efficiency gains and grow revenue were prevalent themes for many clients. This venue provided the platform for our clients to learn more about the solutions that are designed to help them achieve these objectives using modern technologies and capabilities.

Based on this transformation to modern technologies, we announced we are lowering our service-level agreements for business recovery times to less than 15 minutes for our digital applications in North America, driving significant benefit to thousands of our clients. Where most providers are committing to hours not minutes, we believe this is a bold offer and first of its kind in the industry, but not the last of its kind from FIS. Feedback from our clients throughout the event was overwhelmingly positive and early results of the conference show strong continued demand.

Turning to Slide 10. This feedback, coupled with our strong first quarter results and robust pipeline, underscores our confidence in our strategy and in our investment decisions. It also gives us clear line of sight into our ability to deliver our 2019 goals and beyond, which are to innovate for long-term growth, drive strong sales with competitively differentiated solutions and build on our global scale.

We remain very confident in the value we are delivering for our clients and believe that will continue to translate into strong returns for our shareholders.

Woody will now provide additional detail on the financial results for the quarter and full year. Woody?

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

Thanks, Gary. Turning to Slide 12. In the first quarter, revenue increased 5.1% on an organic basis and EBITDA increased 3.4% compared to the prior year period. EBITDA margin expanded 130 basis points to 35.4%, and adjusted earnings per share grew 9.3% to $1.64 per share. This quarter was a strong start to the year and exceeded our expectations for top line growth, margin expansion and earnings.

Moving to Slide 13. IFS revenue increased 7.3% on an organic basis and EBITDA grew 10.4% with 160 basis points of margin expansion. As Gary mentioned, the strong sales execution we have highlighted the last few quarters is resulting in accelerated revenue growth.

Turning to Slide 14. Banking and wealth grew 7.2% for the quarter. Growth was driven primarily by another strong quarter for our wealth management business. Payments continues to see strong growth with 9.7% in the quarter. This was driven primarily by increased transaction processing volumes.

Additionally, our loyalty-as-a-currency solution continues to see strong adoption and grew nearly 30% year-over-year. Corporate and digital grew 4% in the quarter, with new sales wins for our small business and integrated payable solutions.

Turning to Slide 15. GFS revenue grew 2.4% organically, while EBITDA grew 1.4% compared to the prior year period. For the quarter, this represents 290 basis points of margin expansion to 35.8%.

Moving to Slide 16. The institutional and wholesale group declined 3%, driven by a previously mentioned difficult license comparable. These results were better than expectations and sales were strong in the quarter with the team exceeding their plan. Recurring revenue sales increased about 40%, outpacing nonrecurring deals, and the teams continue to execute well. We anticipate this group to turn positive next quarter with continuing momentum for the remainder of the year.

Banking and payments grew 9.6% for the quarter. These results were driven primarily by license revenue in Brazil and continuing strong demand for our digital solutions in our large financial institution market.

Moving to Slide 17. Our Corporate and Other segment grew 4.1% organically with an EBITDA loss of $79 million. Corporate expenses for the quarter exceeded our plan by approximately $10 million due to higher accruals related to incentive compensation driven by our operating results and health care benefits.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Moving to Slide 18. Free cash flow was about $250 million for the quarter, a 10% increase over the prior year period. Debt outstanding as of March 31 was $9.2 billion with an effective weighted average interest rate of 3.3%. Our effective tax rate for the quarter was 19%, in line with the expectations for the quarter and full year.

We returned over $500 million to shareholders in the first quarter through the repurchase of 3.9 million shares for approximately $400 million and $113 million in dividends. As a reminder, we have suspended our share repurchase program in conjunction with the Worldpay transaction.

Turning to Slide 19. I’d like to add some color regarding the synergy estimates we communicated in our recent Worldpay announcement. In the first 12 to 18 months post close, we expect to drive around $100 million of revenue synergies. These opportunities will leverage complementary solutions that are in the market today with very little limited sales effort generally required.

Over an 18- to 36-month period, we plan to deliver on the remaining $400 million of revenue synergies. Items in these category are also in market today, but we will have to have an interaction with the client to discuss the value proposition, convert a portfolio or complete a sale.

Of the $400 million expense synergies identified during due diligence, we expect approximately $200 million to come from operational efficiencies, including vendor and facilities rationalization; another $100 million should come from technology savings, primarily driven by incremental data center consolidation and related costs over and above what we have committed to on a stand-alone basis; and finally, we anticipate about $100 million to be achieved through functional corporate alignment.

As we shared on the morning announcement, both companies have a very strong track record on delivering and exceeding synergies. As Gary mentioned, we now expect the transaction to close in Q3. We are looking at a potential debt issuance as early as May. We’ll be looking to both the European and U.S. debt capital markets as we prepare to finance the transaction.

Turning to Slide 20. Today, we are increasing the low end of our revenue guidance to 4%. Last year, we began highlighting the strong market demand for our solutions and the investments we have been making in modernization and innovation. These efforts and investments have been translating into increased sales and are now translating into accelerating revenue growth.

We are reiterating our adjusted earnings per share guidance. Our strong operating performance for the quarter and expectations for continued strength for the remainder of the year is being offset by the suspension of our share repurchase program.

Turning to Slide 21. This was a very successful start to the year for FIS. In addition to announcing a transformational M&A deal, our teams remain highly focused on delivering for our clients and driving operating results. We will continue to leverage our market leadership to produce accelerating top line growth, exceptional margin expansion and robust cash flow. These strengths allow us to invest for future growth and return value to shareholders.

That concludes our prepared remarks. Operator, you may open the line for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Your first question comes from the line of David Togut from Evercore ISI.

David Mark Togut - Evercore ISI Institutional Equities, Research Division - Senior MD

And good to see the acceleration in organic revenue growth.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Thanks, David.

David Mark Togut - Evercore ISI Institutional Equities, Research Division - Senior MD

This looks to be your strongest organic revenue growth for FIS as a whole since the fourth quarter of ‘16; and for IFS, the highest growth since the second quarter of ‘16. So my question really is the sustainability of this higher organic revenue growth rate. Clearly, you’re lifting the guide for the year. But when you look at the underlying drivers: banking, payments, do you have conviction that they can remain this strong for the next year or 2?

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Yes. I think, David, we’ve been indicating that our sales are continuing to ramp up. You see this quarter, once again, 30% growth year-over-year on total contract value. So the sales engines are working very well. The market demand seems to be high for the products and services that we’ve been investing in over the last several years. And we think, as you know, it’s a long sales cycle and then it’s a long onboarding cycle. But we do think that projection to the future, very nice, strong, continued organic growth for FIS and for our existing businesses. So we feel good about where we are. We’ve had a great year last year in sales across multiple quarters, and that’s led into Q1 as well. We’ve been signaling that on every call.

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

Yes, David. If you think about us coming out of the first quarter and raising revenue guidance, typically, a little more conservative as one quarter doesn’t normally make a year, so this should give you some color into the confidence level of our view on revenue for the year and the continued acceleration.

David Mark Togut - Evercore ISI Institutional Equities, Research Division - Senior MD

Understood. And then what feedback have you received from your regional bank customers with respect to their demand for cross-selling of Worldpay’s merchant-acquiring services into their core corporate customer base?

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

The response from our client base has been outstanding on the Worldpay combination. It was — it’s clear they see it as very complementary to FIS. They see the opportunity for us to innovate and extend and help them address unique ways to address the ever-changing payments landscape. Obviously, as we move forward to close, we’ll be putting our — getting our sales teams together in going to market as a combined company. But I would tell you, the early feedback from all of our clients has been enormously supportive. They see it as a very strategic combination. They see it as a great company and so they’re excited about what this is going to — how is this going help them compete in the future.

David Mark Togut - Evercore ISI Institutional Equities, Research Division - Senior MD

Congrats again on the strong results.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Thanks, David.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Operator

Your next question comes from the line of Dave Koning from Baird.

David John Koning - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst

Guys, great job.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Thanks, Dave.

David John Koning - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst

Yes. And I guess, first of all, a little bit similar to David’s question to just on the sustainability, was there anything in Q1 — in GFS specifically, you called out the Brazil license that, I don’t know, maybe that was unsustainable. But the I&W revenue actually gets better the rest of the year. So just when we think about maybe what was in there that might not be sustainable? And then as we think about the rest of the year, is this more a 4% to 5% grower the rest of the year?

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

Yes. I think a couple of things. We had a couple of items that came in earlier in the year than we anticipated. Those couple of items helped to consolidate growth by about a point for the quarter. So if you adjust that amount, it’d be about a 4% grower. Certainly, we’re excited to get those closed out and locked down for the year, so we’re not having to worry about them for the rest of the year. But you will certainly see GFS grow and accelerate their growth throughout the remainder of the year as we talk about comps getting easier. So we feel good about it. We feel good about raising the bottom end of the guidance and we want to continue to execute over the course of the year.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Yes. The sales team really did a great job in GFS this past quarter. When you look historically, we always have more in the forecast than what we expect that - because obviously there’s some always some slippage of transactions that incur between quarters. But really, the sales team stayed very focused and really closed pretty much everything that was scheduled to close in Q1 and it resulted in exceeding the plan and our expectations for the quarter. So they did a really good job as well, which, to Woody’s point, gives us further confidence as we think about going into the remainder of the year with our revenue targets raised.

David John Koning - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst

Okay. Great. And a second question, I guess it’s kind of a 2-part question. But sometimes, you give quarterly EPS just to give us a sense. So anything on that? And then also, did Brazil - just the sales now that you’ve broken up the JV, anything interesting percolating there?

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

I’ll touch base on the EPS. And really, the market consensus estimates for Q2 are very close to our expectations right now, I’ll say that. So I think the models are in pretty good shape, and I’ll let Gary kind of touch base on the sales [in Brazil].

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Yes. No, I think we continue to have good traction in Brazil. We got some good conversations. It’s early. We’re still sorting out the Brazil JV as we get that separated, there’s some transition agreements that we’re working on. But we’re still bullish on the opportunities in Brazil. And with the Worldpay combination, we think that’ll just further accelerate. So there’ll be more coming on than that, Dave, but Brazil is a great market for us.

Operator

Your next question comes from the line of Darrin Peller from Wolfe Research.

Darrin David Peller - Wolfe Research, LLC - MD & Senior Analyst

Nice job, guys. Let me just start off with - when we look at this quarter’s growth and then we go back to the pro forma targets you guys gave for the deal, you talked about revenue growth being 6% plus and then going all the way up to 8% plus as the year has progressed. Was this kind of acceleration what gave you so much confidence? Because bridging - I think investors were still having some questions on bridging up to the 8% to 9%. So are you - did you see this the strong FIS stand-alone growth? Was that a factor in that higher 8% to 9% outlook for you guys?

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

Absolutely, Darrin. Probably is the missing piece of - if you add models together as to what Worldpay’s expectations were, what our expectations were and the timing around that, you probably had people that were missing 50 to 100 basis points of growth probably. That’s primarily the reason for that delta. We’re seeing accelerated growth on our side of the business.

Darrin David Peller - Wolfe Research, LLC - MD & Senior Analyst

All right. So that sounds like you do see it being relatively sustainable, which is great to hear. And then - and just a quick question on the deal itself, the timing of the deal. It’s good to see you guys are now shoring up the third quarter timing. I guess summer is what we should be banking now. And you mentioned a little more color on the revenue synergies I mean. But does it - it sounds like you have more conviction in the timing and the types of synergies. Just can you give us a little more detail around the conversations in terms of what’s giving you more context and color on the timing of the $100 million in year 1, and then perhaps any other conversations with clients over some opportunities even above and beyond the $500 million?

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Well, yes, Darrin. I mean as we go through the regulatory approval process and the early release is an important milestone for us. We’ve able to --we’ve been able now to start getting some of our groups together and really start building a bottoms-up plan, which gives us more confidence in, to Woody’s point, shoring up some of the synergy timings and how they’re going to flow. As you know, we’ve - we take these combinations very seriously. Like a lot of people, we have a playbook that we like to implement and really work through the plans as we get the teams together.

The cultural alignment has been very strong between the 2 companies, which is exciting to see. We both think about the markets in very similar ways. We think about clients and go to market in very similar ways. So it will just tell you all that collaboration and working together has allowed us to get more confidence around the synergy timings. And then we look forward, to your point, of closing in Q3 and then running as a combined company because we think there’s just a lot of opportunities between our 2 companies when we put them together.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Operator

Your next question comes from the line of Brett Huff from Stephens.

Brett Richard Huff - Stephens Inc., Research Division - MD

Nice quarter.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Thanks, Brett.

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

Thanks, Brett.

Brett Richard Huff - Stephens Inc., Research Division - MD

First question is a little bit - asked about this already. Some of the questions we’ve been getting from investors are can you give us a little more detail on how we get to the revenue synergies. You articulated that revenue acceleration for FIS standalone is part of that and you gave us a little bit more on timing, kind of breaking things up into the end market and easier to close in end market, but a little harder to close. Can you give us more detail on those last 2 buckets? Just give us examples of the some end market stuff and kind of the differences in those 2 buckets.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Yes. Well, I mean, I think Woody tried to cover some of that, Brett, in his prepared remarks. And as you know, we’re operating as 2 separate companies today, so there’s only so much that we can do with regards to revenue and really talking about how we’d go to market and some of those things. But we - as we do talk across the operating units and we look across those opportunities, I think we’re getting more and more comfortable that there are just some real opportunities where assets exist on either side of the company. So a Worldpay capability that we think could have strong applicability to push through, perhaps even through our mass enablement strategy, to the FIS client base and then vice versa. So those kind of fall in the easy bucket.

We’ve pointed to some of the things around debit transaction volumes and how we think about perhaps routing those and some benefits. We talked about things around card personalization and we think there’s some interesting opportunities there. Just Worldpay’s ability to optimize our merchant portfolio. So as you think about it, there’s just a number of things that either company has extensive capabilities in that we believe the broader client relationship and our ability to place those solutions across those broader products will help accelerate revenue for us in the short term.

Then there’s also a number of medium examples that we talked about and Woody highlighted in the script, where it will take some sales engagement, it will take some client interaction for people to really understand the value proposition. If you look at something as simple as loyalty as a currency, that’s really a strong growth business for us and we don’t have a lot of reach. I mean from a de novo launch, that now has a run rate of well over $30 million a year, which is not huge. But as you think about now deploying that across our more than 1 million merchants potential, we think there’s a lot of opportunity there. And we’re seeing a lot of adoption even with our limited exposure to merchants.

So we think there’s just opportunities like that as the company’s combine that we’re very confident there’ll be a real revenue synergies. And this is not where we’re going to go on building a capability on either side, these capabilities exist, it’s just really about the extension in the global reach that’s going to drive the acceleration. So all of those things just give us confidence as we look at where the growth is. Of course, we’ll keep highlighting our accelerated growth, and we highlighted that all throughout last year. Quarter-on-quarter just very, very strong sales for us and execution. Q1 was another really strong sales quarter for both IFS and GFS. And so you’ll continue to see the FIS base business accelerate. So all those give us confidence.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Brett Richard Huff - Stephens Inc., Research Division - MD

Great. That’s helpful. And then second question is interesting you highlighted your change to the SLAs, give us a little bit of background on that. I know that your data center strategy has been important both to the mass enablement, Digital One and things like that as even bigger banks start to consolidate more on your servers. What’s the industry standard? Is that a shot across the bow against other competitors out there? Kind us give us the magnitude of how important that might be for you.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

I think it really is just - I wouldn’t say it’s a shot across the bow, that’s not the intention. What I would tell you is what we’re trying to show is, look, we’re investing massive amounts of capital dollars and expense into data center consolidation on modern architectures and modern technology. And we’ve highlighted those stats, in last year over 50% of our compute was in the cloud. We focused on digital. We think it’s important for our clients to see the benefit from that. So when you’re traditionally looking on how this industry is built up, SLAs on disaster recovery or business recovery services are based on hours. I mean some instances they can be 24 or even 48 hours in some instances, and those are fairly standard across the industry. And for us, that’s just not where the industry is today. The industries move very rapidly.

And so what we’re showing to our customers is we’re - we understand where the industry is today, we understand where the exception - where the standards are today and we’re going to move there and lead in that direction. So I think everybody is going to have to offer minutes with regards to recovery in the future. And being able to do that it really does just show not only are the benefits of cost we’re getting because we’re getting some nice run rate cost reductions out of consolidation, but we’re getting some really nice step functions and availability that you just can’t get in traditional deployments and traditional architectures. And so now establishing a timeline at 15 minutes, less than 15 minutes, we think is a substantial step. Honestly, that’s going to accelerate from there. It’s going to get less from there over time.

And so we just think it’s an important testament of where our modernization story is. And our clients were very excited about that shock that we would be willing to pass that on to [whom]. But we think it just shows an important commitment to the industry and where we’re going.

Operator

Your next question comes from the line of Tien-Tsin Huang from JPMorgan.

Tien-Tsin Huang - JP Morgan Chase & Co, Research Division - Senior Analyst

Obviously, on the revenue side, I wanted to ask you, Gary, about maybe just the spending environment in relation to other good or great quarters you’ve seen in the past. How would this rank in in your mind? And I know I’ve asked you this a ton before, I’ll ask it again. Secular versus cyclical, how much of this do you think is sort of secular momentum given all this digital momentum and everything else in the market versus some macro issues maybe?

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Yes. No, look, I think it was a great quarter. I mean, honestly, it was a very clean quarter for us. The sales teams across the company executed exceptionally well. Just a lot of closings and demand coming out of our conference. We’ve got just honestly record pipelines coming out of our conference for follow-up. So I think the industry is - so we’re starting to see an increase in demand across where we’ve invested historically, which I think is great. So from your secular to cyclical, I think the industry strengthening. I think a lot of our larger clients, to be honest, that held on as long as they can, in some instances they probably have held on to their technologies too long.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

And we’re just seeing a lot of demand and really large financial institutions that are starting to look for omnichannel digital deployment to really modernize their entire touch points with our customers. They’re looking for ways to modernize their back office with state-of-the-art cloud computing and availability. And so it gives me real confidence that this is going to continue to benefit FIS. So I feel, as I said, really good about the quarter, really good about 2019 and really good about what we’re seeing in our pipeline of growth and our demand for our solutions and services across the board.

Operator

Your next question comes from the line of Ashwin Shirvaikar from Citi.

Ashwin Vassant Shirvaikar - Citigroup Inc, Research Division - Director and U.S. Computer and Business Services Analyst

So let me start with GFS. And I guess the clarification is on the institutional wholesale business. You’ve said in the past an impact from the move to outsourcing and the accounting change on license recognitions were creating a mix issue. It sounded like you were incrementally more positive on that subsegment. Is that more a comp issue? Or are you actually seeing demand pick up in spite of those other factors you’ve mentioned before?

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

Yes. First quarter specifically was more of a comp issue. Some of the other items we talked about in the last year in terms of moving from license to outsourcing are still going. Our recurring revenue sales were up 40% and that outpaced our nonrecurring sales, but we had a good nonrecurring sales quarter as well. But we do anticipate accelerating growth over the course of the year in I&W. And then that would be able to be in a more sustained model as those recurring sales smooth out some of the lumps that we’ve seen in the past there.

Ashwin Vassant Shirvaikar - Citigroup Inc, Research Division - Director and U.S. Computer and Business Services Analyst

Got it. And then I wanted to ask if I could about the couple of products that you guys have highlighted for a few quarters now as being sort of hot. So loyalty as a service, mass enablement, those 2 things. Is it actually possible to maybe size those things? Because from my understanding, both of those are obviously important components on a go-forward basis as we think about synergies with Worldpay as well. So getting a good baseline and a little bit more granularity would really help us.

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

I’ll give you some color on loyalty as a currency. That solution we anticipate to be just under $50 million for the full year 2019. It’s growing at a rapid pace, about a 30% growth in this particular quarter. Mass enablement, a little more difficult due to granularity because it runs across a number of different areas and products, but just supplementally helps them in terms of their growth rates. But you should be seeing it flowing through all the subsegments within the IFS group primarily as when more of the mass enablement’s done right now.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Yes. Mass enablement is really not a product, it’s more of a deployment methodology. Our ability to deliver solutions faster in market which has been a clear demand for our clients, how do they compete with not only the large money centers institutions, how do they compete with emerging fintechs, et cetera, et cetera, and frankly, how do they just meet the demand of their customers. And so the team did a very nice job really innovating around this ability to put capability in market in a much faster pace across hundreds, if not thousands, of clients. And that then, based on whatever product they slate for that deployment methodology, that then accelerates our revenue stream. But it will drive tens of millions of dollars for the IFS segment this year in new organic growth and that’ll -- you’ll continue to see that as a continuing increasing way for us to deploy and get new capabilities in market faster.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Operator

Your next question comes from the line of George Mihalos from Cowen.

Georgios Mihalos - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Let me add my congrats on a very nice quarter.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Thanks, George.

Georgios Mihalos - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Woody, to kick things off, just sort of 2 questions as we think about the rest of the year. Firstly, you outperformed in the first quarter, a tough comp quarter. Should we be thinking that, on an aggregate basis, organic growth is going to be fairly steady now from quarter 2 through quarter 4? And then related to that, to the extent you continue to outperform, will you take any upside from the margin side and sort of accelerate reinvestment in the business?

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

Yes. On the first comment, we do anticipate revenue for the remainder of the year to be in line with the guide we just gave you, which is 4% to 4.5%., so we do anticipate that. Do I believe it’s a conservative guide? I do at this point given what we’re seeing in the market. But it is only the first quarter, so I am a little bit conservative from that front. I think we wouldn’t see any incremental reinvestment over and above what we were already been doing. We think we’ve been out investing the market in terms of data centers, in terms of modernization, in terms of innovation. So I don’t think we would look for any accelerated reinvestment from where we are today, George, and I think that answers both of your questions.

Georgios Mihalos - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

That’s great. And just a quick follow-up. The $500 million of revenue synergies from the Worldpay acquisition, is there a way to kind of frame that domestic versus international?

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

At this time, we haven’t framed that out, George. Obviously, one of the benefits to both of our companies is we’re a global provider of financial services. On a combined basis, we’ll be approximately 30% of total revenues outside the U.S. We obviously see a tremendous opportunity for geographic expansion for Worldpay. We’ve talked about that when we announced the transaction, of really helping them break into new high-growth markets that they want in that could really accelerate that timeline by as much as 3 years. But I would tell you that we think the revenue growth across the board will flow pretty much in alignment with how our revenue splits. But more of that will come in the coming quarters as we get the - once we get closed on the business, we’ll certainly come back and give you some more granularity into that.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Operator

Your next question comes from the line of Jeff Cantwell from Guggenheim.

Jeffrey Brian Cantwell - Guggenheim Securities, LLC, Research Division - VP and Analyst

You’ve had several interesting announcements recently. There’s one in particular I wanted to see if I could ask about is with Visa and their B2B Connect platform which looks like it’s going to focus on cross-border. What can you tell us about that? Do you think that combination is something that could be a significant driver of new volume, new opportunities for your customers and yourselves? And if that’s the case, then how so? Any color you could give us there will be very helpful and help us think about the - your company’s emerging opportunities incremental in nature.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Look, I appreciate it. Yes, look, the team is doing a very nice job of making sure that we’re taking advantage of various partnerships or investment in our technologies and modernization where it makes sense to drive our future growth. We don’t really give granular details of what we’re expecting out of those relationships. But what I would come back and tell you is the payment landscape is changing very rapidly. The need for real-time money movement, the need for cross-border, the need for alternative payment types is all very high. What I’m really pleased with the team is through their strategy, they’re taking advantage of the various capabilities that exist in the market and allowing us to meet our client demands and needs.

So we don’t enter into relationships cavalierly if we don’t see an opportunity. Or frankly, if we’re not being pressed by our clients, we don’t enter into that. So the relationship is going to be a good one. We’re excited about it. It’s an extension of what we have today. And we think that as payments continue to move around the globe and take on different form factors and different changes, that FIS will be the benefactor of that given our strategy in how we’re approaching it.

Jeffrey Brian Cantwell - Guggenheim Securities, LLC, Research Division - VP and Analyst

Great. And then you’re clearly having numerous conversations with your financial institution partners. I wanted to see if you can give us a general sense of their temperature for investment as well as where they think we are in the business cycle because the service it sounds like there’s still some positive tailwinds and some step-up in investment across the [FI] space. I was wondering if you could give us a sense, describe what your conversations are like with your partners and how optimistic you think they are about the outlook over the next 12 to 18 months.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Yes. I would tell you, over the last 5 quarters, given what we’ve seen going on in sales all throughout last year, we had the largest sales here in the history of the company last year. This quarter, another big quarter sales. And frankly, well, given our pipeline and given my personal ongoing conversations, and frankly, across the entire leadership team, their conversations, we’re seeing a continuing acceleration in their desire to spend. As I commented earlier, I think many of our larger institutions, and frankly even community institutions around the world, have held on too long with their existing technologies and so there’s a real sense of urgency that’s been building. And I think you’re seeing that in our sales results and seeing that in our accelerated growth. So I’m very optimistic that the next 18-plus months is going to be a real strong, positive tailwind for us with regards to demand and sales success.

Operator

And your final question today comes from the line of Glenn Greene from Oppenheimer.

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

Glenn Edward Greene - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Great quarter, Gary and Woody.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Thank you. Appreciate it.

Glenn Edward Greene - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

I guess the first question, you’ve obviously talked about it a lot, but just maybe, Gary, if you could talk a little bit more about the 30% [CCB] growth, the key drivers from a product service perspective, maybe contrast the IFS and GFS. Trying to get a sense of how broad based the sales success was.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Yes. Look, I mean, going on IFS, they just really had a great year last year in sales, really led into a strong Q1, Glenn. We saw it really across all major product lines, core and wealth continued to do very well, our payments business continued to operate on all cylinders, a lot of our back office capabilities. As you know, that segment specifically, it’s all reoccurring in nature. I mean it’s all a heavy SaaS model. But just continued strong demand. Sales team is executing well and the pipeline’s strong.

And just coming out of that conference, I would tell you, like everybody, we measure our leads coming out of conferences and we had over 3,000 people in attendance. The leads that came out of the conference are very strong year-over-year. And so I feel really good about where the IFS business is positioned. I feel really good about the contribution margins that the new sales are bringing online. Obviously, the implementation, as you know, the - you do have anywhere from a 6- to 12-month implementation timeline as sales get closed.

When I look at GFS, similar with demand, we’re really starting to see, especially in the large bank market on the retail banking side where large regionals, frankly even global institutions have held on too long to their existing technology stacks, and they’re really looking for cloud-native-type capabilities to gain the efficiencies out of the cloud that other industries have been able to take advantage of. And so we’ve got a lot of success and we highlighted some success in the prepared remarks around Digital One with some very large institutions. We’re seeing a lot around our next-generation core banking platform and demand on that platform.

As you move into the capital markets solution, just a really good, strong quarter. It does have some grow issues, as Woody talked about. I mean the movement from licensing to a SaaS model, that’s an exciting long-term opportunity for us and we’re seeing that with real high growth and reoccurring revenue up 40%. But then we have very strong, solid license sales as well. So - and you’ll continue to see some of that lumpiness as that business makes its transition.

But the good news is very strong demand. And we even highlighted a regulatory change with consolidated audit trail. As you look at those kind of changes that are occurring, that plays into our solution capability that we built. And so I’d feel good about the spend environment for the industry. We’re 5 quarters into some really nice sales results, and I think that’s a good indicator for the next 18-plus months.

Glenn Edward Greene - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Okay. And then just the final one is just really a clarification and it’s a - I mean Darrin asked you the question, Woody, I guess on the revenue bridge for the pro forma. Just want to make sure I’m clear on that. Does that suggest that you think sort of FIS standalone would accelerate, let’s say, 100 - 50 to 100 basis points in 2020 and perhaps grow north of 5% organic?

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APRIL 30, 2019 / 12:30PM, FIS - Q1 2019 Fidelity National Information Services Inc Earnings Call

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

That’s a fair assessment of how we modeled it. Not here to give you 2020 guidance today, but that’s a fair assessment as to how we model it.

Glenn Edward Greene - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

All right. Perfect. Congrats.

James W. Woodall - Fidelity National Information Services, Inc. - Corporate EVP & CFO

Thank you.

Gary Adam Norcross - Fidelity National Information Services, Inc. - Executive Chairman, President & CEO

Thank you for joining us today and for your ongoing interest in FIS. We are pleased to start the year delivering very strong revenue, profitability performance and earnings growth. We entered 2019 with a robust pipeline and strong sales momentum and have continued to build on those strengths throughout the first quarter. Combined with our business model and consistent execution of our strategy, we are confident and have a clear line of sight into achieving our plan for the remainder of the year.

A special thanks to our loyal clients who depend on us to keep their businesses running and growing every day and to our leaders and employees for their hard work and dedication in serving our clients. Thank you for joining us today.

Operator

Ladies and gentlemen, this conference will be available for replay after 11:00 a.m. Eastern Time today through May 11. You may access the AT&T teleconference replay system at any time by dialing 1 (800) 475-6701 and entering the access code 466408. International participants dial (320) 366-3844 with the access code 466408.

That does conclude your conference for today. Thank you for your participation and for using AT&T Executive TeleConference. You may now disconnect.

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